UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 1, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following documents are being submitted herewith:
•	Press Release dated March 16, 2009.

•	Press Release dated March 26, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: April 1, 2009	By:	/s/“Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, March 16, 2009 - Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board (OEB) for its April 1, 2009 rates. The changes are primarily due to a decrease in North American natural gas prices and the implementation of Enbridge Gas Distribution’s 2009 rates.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in a decrease of about $230 annually. There is also a Gas Cost Adjustment Refund of about $100 during the next nine months for typical residential customers who buy their natural gas from Enbridge Gas Distribution.
The Gas Supply Charge has decreased to 23.5 cents per cubic metre (¢/m3) from 30.4 ¢/m3. The Gas Cost Adjustment Refund is 6.1 ¢/m3 for the period from April 1, 2009 to December 31, 2009.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Customers who purchase their gas supply from Enbridge Gas Distribution pay the same price that the Company pays to purchase the natural gas in the North American market. Market prices are usually reviewed every three months and, if prices have gone up or down, Enbridge applies to the OEB for an adjustment to its prices to reflect the changes. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Gas Cost Adjustment.
Gas supply costs are passed through to customers without any mark-up. Enbridge Gas Distribution earns an OEB-approved regulated rate of return, or profit, on the distribution of natural gas.
Residential customers who purchase their natural gas from a marketer will see their bill decline by approximately $20 annually due to a decrease in delivery costs. The Gas Supply Charge for these customers will depend on their contracts with their marketers.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 40 per cent less expensive than electricity and 38 per cent less expensive than oil.**
Customers are encouraged to visit www.enbridgegas.com to look for energy efficiency tips that will help them get the best value for their energy dollar, find out about the Winter Warmth program and sign up for eBill, Enbridge’s electronic billing service.
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian- based leader in energy transportation and distribution. As a distributor of energy, Enbridge owns and operates distribution services in Ontario, which distributes natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec.

Please see the attached backgrounder for more information about Enbridge Gas Distribution’s prices.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from May 2004 to April 2009. Natural gas prices based on Enbridge Gas Distribution’s April 2009 prices. Electricity prices based on Toronto Hydro rates that went into effect November 2008 and are approved by the Ontario Energy Board. Oil prices are based on rates as of January 2009. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com

March 26, 2009
CARBON CAPTURE AND STORAGE PARTNERSHIP TO RECEIVE FEDERAL
FUNDING
CALGARY — The Government of Canada, under Natural Resources Canada, has selected EPCOR Utilities Inc. (EPCOR), Enbridge Inc., and the Alberta Saline Aquifer Project (ASAP) to receive funding under the ecoENERGY Technology Initiative for the Genesee post-combustion demonstration plant project.
The ecoENERGY Technology Initiative is an investment in energy science and technologies, launched by Natural Resources Canada in 2007. The investment is intended to accelerate the development and market readiness of clean energy technology solutions such as carbon capture and storage (CCS).
“EPCOR is developing projects at Genesee designed to provide cleaner electricity from power plants using both current and new technologies,” said EPCOR President & CEO Don Lowry. “This funding will assist us in demonstrating that we can capture and store emissions from industrial-scale coal-fired electricity plants that use existing technology.”
“CCS has the potential to transform the environmental footprint of our energy economy, and may be one of the best ways for Canada to reduce our greenhouse gas emissions,” said Patrick D. Daniel, President & CEO, Enbridge. “Through the demonstration project, we anticipate that we will gain practical knowledge of CCS technology, and that we will be in a position to share our sequestration findings widely within the energy industry.”
EPCOR is proposing to develop a 150 MW (net) sub-critical combustion plant that would incorporate an amine scrubbing process to remove carbon dioxide from the flue-gas leaving the stack. ASAP and Enbridge would be responsible for developing and implementing the carbon dioxide transportation and storage technology that would compress the captured carbon dioxide and deliver it off site for enhanced oil recovery, or for permanent storage in deep saline aquifers.
EPCOR, Enbridge, and ASAP expect that nearly one million tonnes of carbon dioxide per year could be captured and stored, and that if it proceeds, the project could become operational in 2015.
The amount of funding that the EPCOR-Enbridge-ASAP partnership receives will be finalized during the contribution agreement stage. Funding will be subject to conditions including provincial co-funding and the negotiation of a final contribution agreement.

EPCOR and Enbridge will also be submitting this project to the Alberta Government for funding under the $2 billion CCS funding program that is associated with its climate change action plan.

About EPCOR Utilities
EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. EPCOR, headquartered in Edmonton, Alberta, has been named one of Canada’s Top 100 Employers for nine consecutive years and was selected as one of Canada’s 10 Most Earth-Friendly Employers. EPCOR’s web-site is www.epcor.ca.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
About ASAP
ASAP is an industry initiative being led by Enbridge Inc. to identify deep saline aquifers in Alberta that could be used in a carbon sequestration pilot project. A true collaborative effort, 38 organizations have been participating in the first phase of the project. For more information about ASAP, please visit www.albertaasap.com.
Forward-looking Information
Certain information in this news release is forward looking and related to anticipated financial performance, events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which could cause EPCOR’s, Enbridge’s or ASAP’s actual results and experience to be materially different than the anticipated results. Such risks and uncertainties include, but are not limited to, operating performance, commodity prices and volumes, load settlement, regulatory and government decisions including changes to environmental and tax legislation, weather and economic conditions, competitive pressures, construction risks, availability and cost of financing, foreign exchange risks, availability of labour and management resources and the performance of partners, contractors and suppliers.
Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, EPCOR, Enbridge and ASAP disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
FOR FURTHER INFORMATION PLEASE CONTACT:

EPCOR	ENBRIDGE
Mike Long, EPCOR	MaryAnn Kenney, Enbridge
780 969-8246/780 288-4124	(403) 508-6563/1-888-992-0997
Email: mlong@epcor.ca	Email: maryann.kenney@enbridge.com